Exhibit 99.1

MARIS-TECH Ltd.

NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 10, 2026

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Maris-Tech Ltd. (“Maris” or the “Company”) will be held on Tuesday, November 10, 2026, at 3:00 p.m. Israel time at the Company’s office, located at 2 Yitzhak Modai Street, Rehovot, Israel 7608804.

The agenda of the Meeting is to:

Consider a proposal to approve one or more reverse share splits of the Company’s issued and outstanding ordinary shares, no par value per share (the “Ordinary Shares”), at a ratio or ratios to be determined by the Company’s board of directors (the “Board”) in its discretion, with each reverse share split to be effected at a ratio of not less than 1-for-2 and the cumulative ratio of all such reverse share splits not to exceed 1-for-250, at any time or from time to time within 18 months following the date of the Meeting.

Board Recommendation

The Board unanimously recommends that you vote in favor of the proposal as further described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on October 23, 2026 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote their shares at the Meeting, as described below.

How You Can Vote

A form of proxy for use at the Meeting is attached to this Proxy Statement and, together with a return envelope, will be sent to holders of the Ordinary Shares. By appointing proxies, shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least four (4) hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” the proposal to be presented at the Meeting for which the Board recommends a “FOR”. Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with section 9 of the Companies Law regulations (proxy and position statement), by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date and time.

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with the Proxy Statement to grant your voting proxy directly to Nir Bussy, Chief Financial Officer, or Israel Bar, Chief Executive Officer, of the Company (e-mail address: nir@maris-tech.com; israel@maris-tech.com), or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares were held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The proposal on the agenda of the Meeting is considered routine. Accordingly, brokers may exercise discretionary voting authority with respect to uninstructed shares, and broker non-votes are not expected in connection with the proposal. Nevertheless, shareholders who hold Ordinary Shares through a bank or broker are encouraged to instruct their bank or broker how to vote their shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by its transfer agent, VStock Transfer, LLC, or otherwise and the overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission.

Sincerely,

Israel Bar
Chief Executive Officer
October 20, 2026

Maris-Tech Ltd.

Rehovot, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 10, 2026

This proxy statement (this “Proxy Statement”) is being filed by Maris-Tech Ltd. (the “Company”) to solicit proxies on behalf of the board of directors of the Company (the “Board”), for use at the Company’s special general meeting of shareholders to be held on November 10, 2026 (the “Meeting”), at 3:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value per share, of the Company (the “Ordinary Shares”), covered thereby in accordance with the directions of the shareholders executing such proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of the proposals described in this Proxy Statement.

Quorum and Adjournment

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The Nasdaq Stock Market Listing Rules (the “Nasdaq Rules”), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead (the “Foreign Private Issuer Exemption”). We currently rely on this Foreign Private Issuer exemption with respect to the quorum requirement for meetings of our shareholders. As permitted under the Israeli Companies Law 5759-1999 (the “Companies Law”) and as provided in our Amended and Restated Articles of Association (the “Articles”), two or more shareholders present, in person or by proxy, holding in the aggregate not less than twenty-five percent (25%) of the outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until November 10, 2026, at 5:00 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, any number of shareholders present in person or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted for the purpose of determining a quorum.

Required Vote and Voting Procedures

Pursuant to the Companies Law, approval of the proposal requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”). Abstentions and broker non-votes, if any, will not be counted as votes cast and therefore will not affect the outcome of the vote.

It is noted that there may be changes on the agenda after publishing this Proxy Statement. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

THE PROPOSAL

TO APPROVE ONE OR MORE POTENTIAL REVERSE SHARE SPLITS OF THE COMPANY'S ORDINARY SHARES, AT THE DISCRETION OF THE BOARD, SUBJECT TO A MAXIMUM CUMULATIVE RATIO OF 1-FOR-250, DURING THE 18 MONTHS FOLLOWING THE MEETING

The Company believes it is in the best interests of both the Company and its shareholders to secure shareholder approval for one or more potential reverse share splits to provide the Board with flexibility to maintain compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share.

On October 20, 2026, the Board approved, subject to the approval of the general meeting of the Company’s shareholders, a framework for one or more potential future adjustments of the Company’s share capital at an individual or cumulative ratio of not less than 1-for-2 and not more than 1-for-250, with respect to the Company’s issued and outstanding Ordinary Shares, such that every two (2) to two hundred and fifty (250) Ordinary Shares shall be converted into one (1) Ordinary Share (the “Exchange Ratio”) and/or any Ordinary Shares issuable pursuant to exercise or conversion of outstanding options, restricted share units, restricted shares and/or warrants issued by the Company, to be effected, if effected, at the discretion of, at such ratio or ratios within the approved range and in one or more increments and on such date or dates, as may be determined by the Board within 18 months following the date of the Meeting (the “Reverse Split”). For the avoidance of doubt, the Board may effect more than one Reverse Split during such 18-month period without obtaining further shareholder approval, provided that the cumulative ratio of all Reverse Splits effected pursuant to this authorization does not exceed 1-for-250 and each Reverse Split complies with applicable law and Nasdaq Rules.

If the Reverse Split is approved, the Board will have the authority, in its discretion, to determine whether to effect one or more Reverse Splits, and to determine the ratio and effective date of each such Reverse Split, subject to the cumulative maximum ratio of 1-for-250 and applicable Nasdaq Rules. Following such determination by the Board, the Company will issue a press release announcing the effective date and the ratio of the applicable Reverse Split.

The Board believes that approval of a proposal providing the Board with this generalized grant of authority with respect to setting the Reverse Split ratio, rather than mere approval of a pre-defined reverse share split, will give the Board the flexibility to set the ratio in accordance with then-current market conditions, the trading price of the Ordinary Shares, applicable Nasdaq requirements and other relevant factors, and therefore allow the Board to act in the best interests of the Company and its shareholders.

The implementation of any Reverse Split will result in the reduction of the number of the issued and outstanding Ordinary Shares in accordance with the applicable Exchange Ratio, such that upon implementation of each Reverse Split, the number of issued and outstanding Ordinary Shares will be reduced proportionately based on the ratio determined by the Board, provided that the cumulative ratio of all Reverse Splits effected pursuant to this authorization shall not exceed 1-for-250. The implementation of any Reverse Split will not reduce the authorized share capital of the Company under its Articles, which, as of the date hereof, consists of 100,000,000 Ordinary Shares. Accordingly, following any Reverse Split, the Company will have a greater number of authorized but unissued Ordinary Shares available for future issuance, which may be used for financing transactions, equity compensation, acquisitions or other corporate purposes, subject to applicable law and Nasdaq requirements. Future issuances of Ordinary Shares may result in dilution to existing shareholders.

In addition, if any Reverse Split is effected, the exercise price, if applicable, and the number of Ordinary Shares underlying outstanding options, restricted share units, restricted shares and warrants will be proportionately adjusted pursuant to the terms of the respective securities. Furthermore, upon completion of any Reverse Split, the number of Ordinary Shares available for issuance under the Company’s Amended and Restated 2021 Equity Incentive Plan shall be appropriately adjusted.

The Reverse Split, if effected, will be effected simultaneously for all of the Company’s securities, and the Exchange Ratio will be the same for all securities. The Reverse Split will affect all shareholders uniformly and, except for adjustments resulting from the treatment of fractional shares, will not affect any shareholder’s percentage ownership interests in the Company or relative voting rights. Ordinary Shares resulting from the Reverse Split will remain fully paid and non-assessable.

No fractional shares will be issued as a result of any Reverse Split. As determined by the Board pursuant to the Articles, all fractional shares will be rounded to the nearest whole Ordinary Share, such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share, shall be entitled to receive one consolidated share.

Upon the implementation of the Reverse Split, the Company intends to treat shares held by shareholders through a bank, broker, custodian, or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians, or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding the Ordinary Shares in street name. However, these banks, brokers, custodians, or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold the Company’s Ordinary Shares with a bank, broker, custodian or other nominee and who have any queries in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

While the Board believes that the potential advantages of a Reverse Split outweigh any actual or potential disadvantages, if the Company effects a Reverse Split there can be no assurance that (i) the Ordinary Shares will trade at a price in proportion to the decrease in the number of outstanding shares resulting from the Reverse Split; (ii) the liquidity of the Ordinary Shares will not be adversely affected by the reduced number of shares that would be outstanding and available for trading after the Reverse Split; (iii) engaging in a Reverse Split will not be perceived in a negative manner by investors, analysts or other stock market participants; or (iv) the Reverse Split will not result in some shareholders owning “odd-lots” of fewer than 100 Ordinary Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 shares.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT.

The Board believes that securing shareholder approval for the Reverse Split is appropriate and in the best interest of the Company’s shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve one or more potential future reverse share splits of the Company’s issued and outstanding Ordinary Shares at a ratio or ratios to be determined by the Board in its discretion, with each reverse share split to be effected at a ratio of not less than 1-for-2 and the cumulative ratio of all such reverse share splits not to exceed 1-for-250, at any time or from time to time within 18 months following the date of the Meeting, as set forth in the Proxy Statement”.

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board unanimously recommends that the shareholders vote FOR the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

VStock Transfer, LLC.

18 Lafayette Place

Woodmere, New York 11598

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED OCTOBER 20, 2026. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN OCTOBER 20, 2026, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Maris-Tech Ltd.
Israel Bar, Chief Executive Officer

Maris-Tech LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Israel Bar, Chief Executive Officer of Maris-Tech Ltd. (the “Company”), and Mr. Nir Bussy, Chief Financial Officer of the Company, and each of them, as agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares, no par value per share, of the Company which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held on November 10, 2026, at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted “FOR” such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

MARIS-TECH LTD.
SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: November 10, 2026

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve one or more reverse share splits of the Company’s issued and outstanding Ordinary Shares, at an individual or cumulative ratio of not less than 1-for-2 and not more than 1-for-250, to be effected, if effected, at the discretion of, at such ratio or ratios within the approved range and in one or more increments, and on such date or dates, as may be determined by the Board within 18 months following the date of the Meeting, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.